SEC   14047111   MMISSION   9



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 7 2014

SEC FILE NUMBER
8- 40756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/13   AND ENDING   12/31/13

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255

                                  (No. and Street)

San Francisco   CA   94111

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter O'Connell   (415) 677-5990

                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co LLP

                   (Name – if individual, state last, first, middle name)

465 California Street, Suite 700, San Francisco, CA 94104

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Jack McDonald_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Conifer Securities, LLC_ , as of _December 31_ , 20_13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



SECURITIES



February 26, 2014

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
[VIA OVERNIGHT COURIER]

Re: Audited Financials for Conifer Securities, LLC – SEC# 8-40756

Dear Sir or Madam:

Please find enclosed two (2) copies of the audited financial reports for Conifer Securities, LLC.
One copy is marked "Confidential" and the other is marked "Public." Please maintain the
confidentiality of the document marked "Confidential."

Respectfully yours,

Conifer Securities, LLC

SEC PUBLIC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

CONIFER SECURITIES, LLC



CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me

on this __18__ day of __February__, 20_14_,
    Date   *Month*   *Year*

by

(1) John James McDonald

(2) _____
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature _Cathryn W. Fukuba_
Signature of Notary Public

Place Notary Seal Above

―――――――――――――――― OPTIONAL ――――――――――――――――

*Though this section is optional, completing this information can deter alteration of the document
or fraudulent reattachment of this form to an unintended document.*

Description of Attached Document

Title or Type of Document: _Annual Audited Report Form X-17 A-5 Part III_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____



CONIFER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***** PUBLIC COPY *****

DECEMBER 31, 2013

CONIFER SECURITIES, LLC

TABLE OF CONTENTS



465 California Street | Phone: (415) 434-3744
Suite 700 | Fax: (415) 788-2260
San Francisco, CA 94104 | www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Conifer Securities, LLC

We have audited the accompanying statement of financial condition of Conifer Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

OUM & Co. LLP

San Francisco, California
February 18, 2014

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 2,113,249
Deposits with clearing broker-dealers	700,000
Receivables from broker-dealers	735,664
Other receivables	195,155
Furniture, equipment, and software application development, net of accumulated depreciation and amortization of $2,141,595	97,556
Other assets	87,914
Receivables from Parent Company and affiliates, net	84,755
TOTAL ASSETS	**$ 4,014,293**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:

Accrued expenses	$ 1,660,195
Securities sold, not yet purchased	43,200
Payables to broker-dealers	392,776
Forgivable note payable to an external party	412,500
TOTAL LIABILITIES	2,508,671
MEMBERS' CAPITAL	1,505,622
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 4,014,293**

CONIFER SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Conifer Securities, LLC (the "Firm") is a limited liability company organized under the laws of the State of California. The Firm is a registered broker-dealer regulated by the Financial Industry Regulatory Authority ("FINRA"), engaging in the general securities industry. The Firm commenced its operations on March 16, 1989.

The Conifer Group, LLC (the "Parent Company") holds 99.9% of the ownership interests of the Firm. The Parent Company was formed as a California limited liability company on March 11, 2008 for the purpose of acting as a holding company. On January 1, 2010, the Firm transferred to the Parent Company net assets and operations that were not specifically related to the provision of services related to broker-dealer activities (see Note 9).

The Firm provides execution services on an agency basis and brokerage processing as an introducing broker-dealer to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Firm prepares its financial statements in conformity with U.S. GAAP.

Comprehensive Income

ASC 220, "Comprehensive Income" requires that an entity's change in equity (or net assets) be reported if it arises from transactions and other events having non-owner sources. Comprehensive income for the period consists solely of the Firm's net income.

Securities Transactions

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker-dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii). The Firm recognizes all income and expenses relating to security transactions on a trade-date basis, and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, and accrued expenses approximate the fair value of these financial

instruments due to the short-term nature of the instruments.

The Firm records its investments at fair value. Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below-

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the Firm has the ability to access at the measurement date. The types of investment in Level 1 in active markets include listed equities and listed derivatives.
Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Investments in securities and securities sold short, traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the last business day of the year. Securities traded on a national securities exchange for which there was no last reported sales price on the last business day of the year are valued at the mean of the last reported bid and ask prices. Options are valued at the mean of the last reported bid and ask prices.

All Securities sold, not yet purchased included in the Statement of Financial Condition are considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. For purposes of the accompanying statements of financial condition and cash flows, cash

and cash equivalents are defined as all checking and money market accounts deposited with commercial banks, in addition to cash amounts held at other broker-dealers in accounts that are not designated for trading or clearing deposit purposes. Deposits held by commercial banks may, at times, exceed federally insured limits. The Firm has never experienced any losses related to these balances.

Receivables from Broker-Dealers

The Firm's receivables from broker-dealers consist primarily of amounts due from other broker-dealers for trades executed and cleared by these other broker-dealers. These amounts due from other broker-dealers are typically received shortly after the accounting period in which they are recorded. The Firm has not experienced any significant uncollectible accounts receivable.

Other Receivables

Other receivables consist primarily of receivables from the Firm's clients for services. The Firm extends credit to its clients in the normal course of business and performs ongoing credit evaluations of its clients, maintaining allowances for potential credit losses which, when realized, have been within management's expectations. As of December 31, 2013, the Firm has not recorded an allowance for doubtful accounts. The Firm has not experienced any significant uncollectible amounts.

Furniture, Equipment and Software Application Development

The cost of furniture, equipment and software application development is depreciated over the estimated useful lives of between two and ten years. Depreciation and amortization are provided using the straight-line method. The Firm's capital assets at December 31, 2013 by major category are as follows:

Computer equipment	$	133,113
Software application development		1,965,722
Furniture and fixtures		99,032
Office equipment		41,284
Less - accumulated depreciation and amortization	(	2,141,595)
Net book value	$	97,556

Securities Sold, Not Yet Purchased

The Firm may sell a securities it does not own in anticipation of a decline in the fair value of that security. Subsequent market fluctuations may require the Firm to purchase these securities at prices that are more or less than the price of the security at the time the security was sold short.

Commission Income

Commission income, as well as related brokerage and clearance expenses are recorded on a trade-date basis as securities transactions occur.

Service Fee Income

Service fee income primarily includes Middle Office services and Prime Brokerage service that are recorded on a monthly basis when the service in completed.

Interest and Dividends

Interest and dividend income primarily includes interest rebates from clearing firms and house interests that are recorded on a monthly basis as earned.

Income Taxes

The accompanying financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a limited liability company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the Firm level.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBERS' CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

At December 31, 2013, the Firm had two active classes of Members: Equity Members and Operating Members. Equity Members have voting rights, and include

the Parent Company and any other Member that may be admitted as a voting member. Operating Members are actively engaged in the business of the Firm and its affiliates.

At December 31, 2013, Equity Members held $1,504,116 of the members' capital and received 99.9% of the profits of the Firm. Operating Members held $1,506 of the members' capital and received 0.1% of the profits of the Firm.

NOTE 4 – FORGIVABLE NOTE PAYABLE

In March 2011, in connection with the amendment of its clearing agreement, the Firm entered into a forgivable Term Promissory Note Payable Agreement with Pershing, LLC. Under the terms of the loan agreement, the principal loan amount of $750,000 is to be forgiven over a 60-month period with interest being accrued on the rolling remaining balances at prime rate plus 350 basis points. The principal loan amount is due and payable if the Firm defaults on the conditions of the Term Promissory Note Agreement and Clearing Agreement. The monthly installment of principal (but not interest) that is forgiven and deemed paid by the Firm is recorded as an offset to commission expense. Interest is not forgiven but is paid monthly by the Firm.

At December 31, 2013, the note payable balance is $412,500. The amount of principal forgiven and recorded as a reduction of commission expense is $212,076.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Firm is subject to various pending and threatened legal actions which arise in the normal course of business. The Firm is not aware of any material pending or threatened litigation as of December 31, 2013.

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

The Firm has an expense sharing agreement in place with the Parent Company, whereby overhead expenses incurred by the Parent Company on behalf of the Firm are expensed as incurred (see Note 9).

NOTE 6 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2013, the Firm had net regulatory capital of $1,002,974, which was $838,609 in excess of its required net capital of $164,365 and its net capital ratio was 2.46 to 1.

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

NOTE 7 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan of The Conifer Group LLC. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2013, no employer contributions had been made to the Plan.

NOTE 8 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

Concentrations

Substantially all of the amounts receivable from broker-dealers are due from four broker-dealers. Cash and securities deposited with clearing brokers and dealers are held primarily by Pershing. The amounts shown as cash and cash equivalents are held by two banks and are in excess of the FDIC insured limits.

The Firm's customers consist principally of select individuals and investment advisor companies. For the year ended December 31, 2013, there is no single customer that accounts for more than 10% of the Firm's total revenue.

Credit Risk

As a securities broker-dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the market value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the accompanying financial statements.

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the

carrying amount of those instruments in the accompanying financial statements. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Firm and the Parent Company have entered into an expense sharing agreement commencing on January 1, 2010, whereby the expenses associated with the facilities, administrative and support functions are allocated to the Firm on a pro-rata basis based on the benefit derived from the Firm for these activities, and the Firm reimburses the Parent Company for its share of these allocated expenses.

The total amount of direct expenses incurred by the Firm under the expense sharing agreement for the year ended December 31, 2013 was $4,265,708, which is included in general and administrative expenses on the accompanying statement of operations.

The Firm has a licensing agreement with the Parent Company that grants the Firm the exclusive right to operate a trading operation that was purchased by the Parent Company in 2008. The licensing agreement calls for a fee to be paid to the Parent Company based on a portion of the net operating income of the trading operation less an allocation of overhead expenses. For the year ended December 31, 2013, the amount of this fee was $240,000. The fee is included in general and administrative expense in the accompanying statement of operations.

The Firm had total amounts due from the Parent Company of $84,755 at December 31, 2013 as a result of these various arrangements. This asset is included in receivable from Parent Company and affiliates, net in the accompanying statement of financial condition.

Included in commission expense is $1,836,600 in commissions to a partner of the firm, under a compensation arrangement that provides for the distribution of profits from the division that the partner oversees. At the year-end, $309,504 was unpaid and owing, and is included within accrued expenses on the Statement of Financial Condition.

NOTE 10 – SUBSEQUENT EVENTS

In February 2014, the Firm's parent company announced a plan for a merger agreement with an independent firm, to combine their respective businesses. The merger is expected to close at the end of the first quarter of 2014, following regulatory approvals and customary closing conditions.

The Firm has evaluated subsequent events through February 18, 2014 and has determined that there are no further material subsequent events to disclose.